Exhibit 99.1

Innoviz Technologies Reports First Quarter 2022
Financial Results

TEL AVIV, Israel, May 11, 2022 – Innoviz Technologies (Nasdaq: INVZ) (the “Company” or “Innoviz”), a technology leader of high-performance, solid-state LiDAR sensors and perception software, today reported its financial results for the first quarter ended March 31, 2022 and updated its forward-looking guidance, as well as provided updates on commercial traction, technology leadership, and corporate development.

Management Commentary

“We made meaningful progress executing our strategy during the first quarter, which culminated in our recent announcement of being selected for series production with one of the world’s three largest vehicle groups,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “This marks our third design win for series production, our first for InnovizTwo, and also our first as a direct Tier1 supplier. This is a major achievement that we believe will propel us to a market leading position and accelerate our ability to potentially win many other opportunities. Being selected out of many other LiDAR and Tier 1 solutions is a vote of confidence for our technology, product and company.”

“We are implementing our strategy systematically. The automotive industry is at a unique inflection point and we believe that with this win we are meeting it with the right momentum. Our objective is to secure several additional series production deals in the coming years to provide us with meaningful and sustainable revenues. We will also build our production capacity for our two new products, InnovizTwo and Innoviz360, to quickly penetrate the non-automotive market, which we believe is in great need of solutions like ours. Our strategy is designed to maximize our long-term market share as we grow our revenues short-term and deliver profitability in the coming years.”

Commercial Progress Resulting from First Quarter Activities

Following two years of working closely with the customer, we plan to incorporate InnovizTwo LiDAR and Innoviz Perception Software into a new platform that will serve multiple auto brands over the next decade.

For Innoviz, this new nomination marks:

•	Third major series production design win in the automotive space.

•	First design win for series production with the new generation Innoviz product, InnovizTwo.

•	First design win for high volume series production with Innoviz as a direct supplier.

•	Selection for a high-volume project by one of the world’s largest vehicle groups.

•	Increase of forward-looking order book by $4 billion to a total of $6.6 billion (not including NRE, samples during development, production tools, and post-launch software services).

•	A surge of confidence made by one of the largest vehicle groups in the world is likely to influence many other car makers.

•	A joint announcement is expected following the first delivery milestone in the coming months.

Expansion and Delivery

On a continuous quest to grow the Company’s market share and revenues, Innoviz is working on many fronts:

•
RFI/RFQ funnel: There are currently 12 different customers at different stages of the RFI/RFQ process. The company believes that the recently announced design win will accelerate these decisions to select Innoviz.

•
China: Innoviz recently announced a collaboration with China- and Germany-based LiangDao, a global leading system provider of LiDAR sensing, to accelerate the introduction of series production solutions of high-resolution LiDAR for the Chinese market, based on InnovizTwo.

•	Production readiness: Targeting completion of InnovizOne production validation toward the launch of Innoviz’s existing series production programs next year.

•
Sales and revenues: Innoviz is currently developing high-volume production tools for its new products, InnovizTwo and Innoviz360. Both products are expected to achieve improved margins and fast market penetration due to their ability to provide a significantly stronger product fit compared to other solutions in the market today.

Corporate Development

Increased employee headcount by 15 people in the first quarter of 2022, bringing the Company’s total number of employees to 419 as of March 31, 2022. The increase in headcount was driven by the need to support current and upcoming programs and new product development. Approximately 70% of the Company’s employees are members of the Company’s research and development team.

First Quarter 2022 Financial Results

Revenues for Q1 2022 were $1.8 million, compared to $0.7 million in Q1 2021. The Company expects InnovizOne sales to continue to increase this year and is also planning to sell the first samples of InnovizTwo this year.

Operating expenses for Q1 2022 were $31.1 million, an increase from $19.7 million in Q1 2021. Operating expenses in Q1 2022 included $4.7 million of share-based compensation compared to $1.8 million of share-based compensation in Q1 2021. The increase in operating expenses was primarily due to the increase in the number of our employees and in share-based compensation.

Research and development expenses for Q1 2022 were $22.8 million, an increase from $16.7 million in Q1 2021. Research and development expenses in Q1 2022 included $2.7 million attributable to share-based compensation compared to $1.3 million attributable to share-based compensation in Q1 2021.

Innoviz had approximately $275 million in cash, short term deposits and marketable securities as of March 31, 2022 compared to approximately $304 million as of December 31, 2021. We believe our debt-free balance sheet and strong cash assets will enable us to continue executing our strategy.  We remain focused on using our cash to make strategic investments in research and development, sales and marketing, and production ramp-ups.

Guidance

As a result of Innoviz’s new design win with one of the world’s largest vehicle groups, Innoviz is updating its guidance as follows:

•	Innoviz is increasing its forward-looking order book guidance by more than 150% to $6.6 billion, up from $2.6 billion projected last quarter.

•	Innoviz currently has 12 prospective customers in RFIs and RFQs stages, up from 10 at our last earnings call.

•	Innoviz expects to achieve its stated goal to secure 10 pre-production programs during 2022. To-date the company has secured 9.

Conference Call

Innoviz management will hold a web conference today, May 11, 2022, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss these results. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies

Innoviz is a global leader in LiDAR technology, working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally-recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz-tech.com.

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Media Contact
Media@innoviz-tech.com

Investor Contact
Maya Lustig
Innoviz Technologies
+972 54 677 8100
Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, Innoviz’s forward-looking order book, and Innoviz's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. “Forward-looking order book" is the cumulative projected future sales of hardware and perception software based on current estimates of volumes and pricing relating to a project.  Many factors could cause actual future events, and, in the case of our forward-looking order book, actual orders, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on March 30, 2022 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

-Tables to follow-

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)

Revenues	$1,774	$727

Cost of revenues	(2,431)	(1,458)

Gross loss	(657)	(731)

Operating expenses:
Research and development	$22,761	$16,734
Selling and marketing	2,971	1,552
General and administrative	5,329	1,421

Total operating expenses	31,061	19,707

Operating loss	(31,718)	(20,438)

Financial income (expenses), net	1,510	(198)

Loss before taxes on income	(30,208)	(20,636)
Taxes on income	(20)	(40)

Net loss	$(30,228)	$(20,676)

Basic and diluted net loss per ordinary share	$(0.23)	$(1.50)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	134,224,876	16,966,265

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,636	$23,640
Short term deposits	205,810	230,483
Marketable securities	15,180	11,607
Restricted cash	882	901
Trade receivables	1,104	513
Inventory	4,616	4,256
Prepaid expenses and other current assets	2,967	3,029
Total current assets	250,195	274,429

LONG-TERM ASSETS:
Marketable securities	34,120	38,289
Property and equipment, net	13,762	14,502
Operating lease right-of-use assets, net	28,385	-
Total long-term assets	76,267	52,791

Total assets	$326,462	$327,220

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,374	$5,764
Advances from customers and deferred revenues	175	196
Employees and payroll accruals	9,167	8,997
Accrued expenses and other current liabilities	3,948	6,708
Operating lease liabilities	1,209	-
Total current liabilities	19,873	21,665

LONG-TERM LIABILITIES:

Advances from customers and deferred revenues	4,622	4,517
Other liabilities	-	597
Operating lease liabilities	27,862	-
Warrants liability	701	1,639
Total long-term liabilities	33,185	6,753

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	688,594	683,764
Accumulated deficit	(415,190)	(384,962)
Total shareholders' equity	273,404	298,802
Total liabilities and shareholders' equity	$326,462	$327,220

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended March 31,
	2022	2021
	(Unaudited)
Cash flows from operating activities:
Net loss	$(30,228)	$(20,676)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,148	652
Remeasurement of warrants liability	(938)	-
Increase in accrued interest on short-term and long-term deposits	(327)	-
Remeasurement of marketable securities	596	-
Share based compensation	4,708	1,775
Interest and foreign exchange loss (gain), net	(3)	188
Decrease (increase) in prepaid expenses and other assets	7	(465)
Increase in trade receivable	(591)	(306)
Increase in inventories	(360)	(948)
Changes in operating lease assets and liabilities, net	222	-
Decrease in trade payables	(390)	(3,233)
Increase (decrease) in accrued expenses and other liabilities	(1,806)	572
Increase in employees and payroll accruals	170	732
Increase in advances from customers and deferred revenues	84	1,351
Net cash used in operating activities	(26,708)	(20,358)
Cash flows from investing activities:
Purchase of property and equipment	(2,406)	(716)
Investment in short term deposits	(5,000)	-
Withdrawal of short term deposits	30,000	-
Decrease in restricted cash	-	2
Net cash provided (used) in investing activities	22,594	(714)
Cash flows from financing activities:
Receipts on Ordinary shares account	-	170,500
Proceeds from exercise of options	88	20
Repayment of loan	-	(58)
Net cash provided by financing activities	88	170,462
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3	(277)
Increase (decrease) in cash, cash equivalents and restricted cash	(4,023)	149,113
Cash, cash equivalents and restricted cash at beginning of the period	24,541	50,766
Cash, cash equivalents and restricted cash at end of the period	$20,518	$199,879